--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      -----------------------------------
                                  SCHEDULE 13D
                   under the Securities Exchange Act of 1934*
                                (Amendment No. 3)
                      -----------------------------------

                            COMPANHIA DE BEBIDAS DAS
                                 AMERICAS-AMBEV
                                (Name of Issuer)

                         AMERICAN BEVERAGE COMPANY-AMBEV
                   (Translation of Issuer's Name into English)
                      -----------------------------------

                        COMMON SHARES, WITHOUT PAR VALUE

            AMERICAN DEPOSITARY SHARES, EACH OF WHICH REPRESENTS 100
                 COMMON SHARES, WITHOUT PAR VALUE, EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         (Title of Class or securities)

                      -----------------------------------
                                    20441W104
                                 (CUSIP Number)
                      -----------------------------------

    BENOIT LOORE               GEORGE H. WHITE              PAUL ALAIN FORIERS
      INBEV SA             SULLIVAN & CROMWELL LLP           SANDRINE HIRSCH
  VAARTSTRAAT 94/4            1 NEW FETTER LANE                SIMONT BRAUN
    3000 LEUVEN                LONDON EC4A 1AN            AVENUE LOUISE 149 (20)
      BELGIUM                      ENGLAND                   B-1050 BRUXELLES
(011)(32) 16 315 870       (011) (44) 20 7959-8900               BELGIUM
                                                          (011) (32) 2 543 70 80

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)
                      -----------------------------------
                                  AUGUST 27, 2004
                  (Date of Event to Which This Filing Relates)
--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                         (Continued on following pages)

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INBEV SA
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        OO
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        KINGDOM OF BELGIUM
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      19,914,299,868 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           19,914,299,868 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,868 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      84.8%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------

----------------------

       1 Includes (i) 8,253,913,260 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Tinsel Investments S.A. ("Tinsel Lux") and Braco Investimentos S.A. ("Braco") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2007 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly owned by InBev through Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of InBev, as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below), and (iii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 below.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        STICHTING INTERBREW
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        THE NETHERLANDS
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      19,914,299,868 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           19,914,299,868 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,868 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      84.8%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,260 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Tinsel Investments S.A. ("Tinsel Lux") and Braco Investimentos S.A. ("Braco") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2007 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly owned by InBev through Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of InBev, as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below), and (iii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 below.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        EUGENIE PATRI SEBASTIEN S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        LUXEMBOURG
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      19,914,299,868 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           19,914,299,868 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,868 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      84.8%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      CO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,260 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Tinsel Investments S.A. ("Tinsel Lux") and Braco Investimentos S.A. ("Braco") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2007 of the transactions pursuant to the Contribution and Subscription Agreement (described below); (ii) 7,866,181,882 AmBev common shares indirectly owned by InBev through Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of InBev as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below), and (iii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. The Stichting Interbrew (the "Stichting") holds 321,712,000 InBev ordinary shares, representing approximately 56% of all issued and outstanding InBev ordinary shares. See Items 2, 3, 4 and 6 below.

         Eugenie Patri Sebastien S.A. disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        EMPRESA DE ADMINISTRACAO E PARTICIPACOES - ECAP
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,986 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      51.3%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      HC
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,260 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Tinsel Investments S.A. ("Tinsel Lux") and Braco Investimentos S.A. ("Braco") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2007 of the transactions pursuant to the Contribution and Subscription Agreement (described below); and (ii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. See Items 2, 3, 4 and 6 below.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        BRACO INVESTIMENTOS S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        FEDERATIVE REPUBLIC OF BRAZIL
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,117,986 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,117,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 12,048,117,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      51.3%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,260 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Tinsel Investments S.A. ("Tinsel Lux") and Braco Investimentos S.A. ("Braco") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2007 of the transactions pursuant to the Contribution and Subscription Agreement (described below); and (ii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao",) which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares. See Items 2, 3, 4 and 6 below.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        TINSEL INVESTMENTS S.A.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [X]
        (b) [ ]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        LUXEMBOURG
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      12,048,986 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           12,048,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
11      Aggregate Amount Beneficially Owned by Each Reporting Person
        12,048,986 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      51.3%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes (i) 8,253,913,260 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev SA (formerly Interbrew S.A.) ("InBev"), through its wholly-owned subsidiaries Tinsel Investments S.A. ("Tinsel Lux") and Braco Investimentos S.A. ("Braco") and its majority-owned subsidiary Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), as a result of the closing on August 27, 2007 of the transactions pursuant to the Contribution and Subscription Agreement (described below); and (ii) 3,794,204,726 AmBev common shares held by the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia (the "Fundacao"), which is party to the AmBev Shareholders Agreement (described below) with Braco and ECAP relating to the parties' AmBev common shares.

CUSIP NO. 20441W104
--------------------------------------------------------------------------------
        Names of Reporting Persons
        INTERBREW INTERNATIONAL B.V.
   1
        IRS Identification Nos. of Above Persons (entities only)
        NOT APPLICABLE (FOREIGN ENTITY)
--------------------------------------------------------------------------------
        Check the Appropriate Box if a Member of a Group (See Instructions)
   2    (a) [ ]
        (b) [X]
--------------------------------------------------------------------------------
   3    SEC Use Only
--------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)
        AF
--------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings is Required
        Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6    Citizenship or Place of Organization
        THE NETHERLANDS
--------------------------------------------------------------------------------
            Number of                7     Sole Voting Power
              Shares                       0
           Beneficially              -------------------------------------------
          Owned by Each              8     Shared Voting Power
            Reporting                      7,866,181,882 COMMON SHARES(1)
           Person with               -------------------------------------------
                                     9     Sole Dispositive Power
                                           0
                                     -------------------------------------------
                                     10    Shared Dispositive Power
                                           7,866,181,882 COMMON SHARES(1)
--------------------------------------------------------------------------------
11 Aggregate Amount Beneficially Owned by Each Reporting Person 7,866,181,882 COMMON SHARES(1)
--------------------------------------------------------------------------------
        Check if the Aggregate Amount in Row (11) Excludes
12      Certain Shares (See Instructions)     [ ]
--------------------------------------------------------------------------------
        Percent of Class Represented by Amount in Row (11)
13      33.5%(1)
--------------------------------------------------------------------------------
        Type of Reporting Person (See Instructions)
14      OO
--------------------------------------------------------------------------------
----------------------
         1 Includes to the 7,866,181,882 common shares of Companhia de Bebidas das Americas - AmBev ("AmBev") indirectly owned by InBev through Interbrew International B.V. ("IIBV"), a wholly-owned subsidiary of InBev, as a result of the closing on August 27, 2004 of the transactions pursuant to the Incorporacao Agreement (described below). See Items 2, 3, 4 and 6 below.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment No. 3 ("Amendment No. 3") amends the Schedule 13D originally filed on March 15, 2004, as amended by the Amendment No. 1 thereto filed on May 27, 2004 and Amendment No. 2 thereto filed on June 3, 2004, on behalf of InBev SA (formerly Interbrew S.A.), the Stichting Interbrew and Eugenie Patri Sebastien S.A. (formerly Eugenie Patri Sebastien SCA), relating to the common shares, without par value (the "AmBev Common Shares"), of Companhia de Bebidas das Americas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil ("AmBev") (the Schedule 13D, as amended, is referred to herein as the "Schedule 13D"). AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares. The American Depositary Shares are evidenced by American Depositary Receipts. The address of AmBev's principal executive offices is Rua Dr. Renato Paes de Barros 1017, 04530-001, Sao Paulo, SP, Brazil.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Item 2 is amended and supplemented as follows:

         (a), (b), (c) and (f). This Amendment No. 3 adds four new reporting persons to the Schedule 13D. This Amendment No. 3 is being filed by (i) InBev SA, formerly Interbrew S.A., a corporation (societe anonyme) incorporated under the laws of the Kingdom of Belgium ("InBev"), (ii) Stichting Interbrew, a foundation organized under the laws of the Netherlands (the "Stichting"), (iii) Eugenie Patri Sebastien S.A., formerly Eugenie Patri Sebastien SCA, a corporation (societe anonyme) incorporated under the laws of Grand Duchy of Luxembourg ("EPS"), (iv) Empresa de Administracao e Participacoes S.A. - ECAP, a corporation incorporated under the laws of the Federative Republic of Brazil ("ECAP"), (v) Braco Investimentos S.A., a corporation incorporated under the laws of the Federative Republic of Brazil ("Braco"), (vi) Tinsel Investments S.A., a corporation incorporated under the laws of the Grand Duchy of Luxembourg ("Tinsel Lux"), and (vii) Interbrew International B.V., a corporation organized under the laws of the Netherlands ("IIBV"). InBev, the Stichting and EPS are sometimes referred to herein as the "Original Reporting Persons" and InBev, the Stichting, EPS, ECAP, Braco, Tinsel Lux and IIBV are sometimes referred to herein as the "Reporting Persons". Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, the Reporting Persons have agreed to file one statement with respect to their ownership of the AmBev Common Shares.

         Annexes A-1 through A-3 to this Amendment No. 3 have been amended to reflect changes in the composition of the management structures and boards of directors of InBev, EPS and the Stichting that occurred as a result of the closing of the transactions described in Item 3 below.

         EPS is a company established for the purpose of investing in and holding Stichting certificates and InBev ordinary shares. The address of EPS's principal offices (where EPS carries out its principal business) is 5 rue Guillaume Kroll, L-1882 Luxembourg. The name, citizenship, business address and present principal occupation or employment of each of the directors of EPS are set forth in Annex A-3 to this Amendment No. 3.

         ECAP is an investment company, substantially all the assets of which consist of shares of AmBev. ECAP owns approximately 17% of the AmBev Common Shares. The address of ECAP's principal offices (where ECAP carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7th Floor, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers of ECAP are set forth in Annex A-4 to this Amendment No. 3.

         Braco is a corporation, substantially all the assets of which consist of shares of ECAP and AmBev. Braco owns approximately 99% of the shares of capital stock of ECAP and directly owns approximately 18% of the AmBev Common Shares and Tinsel Lux owns 100% of the shares of capital stock of Braco. The address of Braco's principal offices (where Braco carries out its principal business) is Avenida Brigadeiro Faria Lima, 3729, 7th Floor, CEP 04538-905, Sao Paulo, SP, Brazil. The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of Braco are set forth in Annex A-5 to this Amendment No. 3.

         Tinsel Lux is a corporation, substantially all the assets of which consist of its interest in Braco. Tinsel Lux owns 100% of the interests in Braco and is 100% owned by InBev. The address of Tinsel Lux's principal offices (where Tinsel Lux carries out its principal business) is Cote d'Eich, 73, L-1450 Luxembourg. The name, citizenship, business address and present principal occupation or employment of each of the directors of Tinsel Lux are set forth in Annex A-6 to this Amendment No. 3.

         IIBV is a corporation, substantially all the assets of which consist of interests in AmBev. IIBV owns approximately 33% of the AmBev Common Shares and is 100% owned by InBev. The address of IIBV's principal offices (where IIBV carries out its principal business) is Ceresstraat 19, 4811 CA Breda, The Netherlands. The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of IIBV are set forth in Annex A-7 to this Amendment No. 3.

         (d), (e). During the last five years, none of the Reporting Persons, or, to the best knowledge of each of the Reporting Persons, any executive officer, director or member, as applicable, of such Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         This Item 3 is hereby amended and supplemented as follows:

         On March 3, 2004, BRC S.a.R.L. ("BRC") and various other entities controlled by Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira (collectively, the "SB Group Companies") entered into a Contribution and Subscription Agreement with the Stichting, EPS, and InBev (the "Contribution and Subscription

Agreement") with respect to the contribution by BRC of all of the issued and outstanding AmBev Common Shares beneficially owned by the SB Group Companies to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev.

         On the same date, AmBev entered into an Incorporacao Agreement (the "Incorporacao Agreement"), with InBev, Labatt Brewing Canada Holding Ltd. ("Mergeco"), a company organized under the laws of the Bahamas and an indirect wholly owned subsidiary of InBev, and Labatt Brewing Company Limited, a corporation organized under the federal laws of Canada ("Labatt"), relating to the merger of Mergeco into AmBev such that Labatt would become an indirect wholly owned subsidiary of AmBev in exchange for the issuance by AmBev to IIBV of 7,866,181,882 AmBev Common Shares and 11,398,181,319 AmBev Preferred Shares.

         On August 27, 2004, the transactions contemplated by the Contribution and Subscription Agreement were consummated. Accordingly, BRC contributed to InBev 100% of the capital stock of Tinsel Lux, which directly owns 100% of the capital stock of Braco (formerly Tinsel Participacoes Ltda.), and indirectly owns approximately 98.64% of the capital stock of ECAP. Braco and ECAP, together, hold 8,253,913,260 AmBev Common Shares. In exchange for the contribution of Tinsel Lux, InBev issued 141,712,000 new InBev ordinary shares to BRC. In accordance with the Contribution and Subscription Agreement and the Interbrew Shareholders Agreement (described below), BRC transferred the 141,712,000 InBev ordinary shares to the Stichting in exchange for Class B certificates of the Stichting, each certificate representing one InBev ordinary share.

         Also on August 27, 2004, the transactions contemplated by the Incorporacao Agreement were consummated. AmBev issued 7,866,181,882 AmBev Common Shares and 11,398,181,319 AmBev Preferred Shares to IIBV and Labatt became a wholly owned subsidiary of AmBev.

ITEM 4.  PURPOSE OF TRANSACTION.

         This Item 4 is hereby amended and supplemented as follows:

         (a), (h) As a result of the consummation of the transactions described above, (i) InBev owns, indirectly, 16,120,095,142 AmBev Common Shares and 11,398,181,319 AmBev Preferred Shares, representing a 69% voting interest and 48% economic interest in AmBev; (ii) EPS owns 180,000,000 Stichting certificates, representing 180,000,000 InBev ordinary shares (approximately 31.3% of InBev's issued and outstanding capital stock); and (iii) the Stichting, which is jointly and equally controlled by BRC and EPS, holds 321,712,000 InBev ordinary shares (approximately 56% of InBev's issued and outstanding capital stock).

         In accordance with Brazilian corporate law, InBev (directly or through one of its subsidiaries) will launch a mandatory tender offer (the "tender offer") for all of the remaining outstanding AmBev Common Shares owned by the public. InBev expects to launch the tender offer within approximately six months of August 27, 2004. The terms of the tender offer will be subject to the approval of the Comissao de Valores Mobiliarios, or CVM, the Brazilian securities commission. Assuming full acceptance of the tender offer by the public holders of AmBev Common Shares (other than the Fundacao Antonio e Helena Zerrenner Instituicao Nacional de Beneficencia, a Brazilian foundation ("Fundacao"), which has agreed not to tender its AmBev Common Shares in the tender offer), InBev would hold approximately 84% of the voting interest and approximately 56% of the economic interest in AmBev.

         (d) In connection with the consummation of the transactions described above, the Reporting Persons understand that, (i) Mr. Carlos Brito and Mr. Luiz Fernando Edmond, who currently serve, respectively, as Chief Executive Officer and Sales Executive Officer of AmBev, will become Co-Chief Executive Officers of AmBev effective as of January 1, 2005, (ii) Mr. Felipe Dutra, who currently serves as AmBev's Chief Financial Officer, will be appointed Chief Financial Officer of InBev, (iii) Mr. Joao Castro Neves, who currently serves as AmBev's Carbonated Soft Drinks and Non-Alcoholic Beverages Officer, will succeed Mr. Dutra as Chief Financial Officer of AmBev effective as of January 1, 2005, and
(iv) Mr. Claudio Moniz Barreto Garcia, who currently serves as AmBev's Information Technology Officer, will be appointed Chief Information and Services Officer of InBev. The Reporting Persons understand that certain changes in the composition of the Board of Directors of AmBev are expected to be made in the future.

         The information contained in Item 6 below and in the Exhibits to this Amendment No. 3 is hereby incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         This Item 5 is hereby amended and supplemented as follows:

         (a) Rows (11) and (13) of the cover pages to this Amendment No. 3 are hereby incorporated by reference.

         (b) Rows (7) through (10) of the cover pages to this Amendment No. 3 are hereby incorporated by reference.

         BRC, which is controlled by Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles (each of whom is a director of InBev and the Stichting), is a party to the Interbrew Shareholders Agreement (described below) which relates to the 321,712,000 ordinary shares of InBev held by the Stichting, representing approximately 56% of the outstanding capital stock of InBev. It is the Reporting Persons' understanding that BRC and Messrs. Lemann, Sicupira and Telles will file a separate statement on Schedule 13D relating to their interests in AmBev.

         To the knowledge of each of the Reporting Persons, none of the persons listed in Annexes A-1 through A-7, as applicable, hereto own any AmBev Common Shares other than as described in this Amendment No. 3.

         (c) On August 11, 2004, BRC agreed to purchase an approximately 0.1% interest in ECAP from one of ECAP's minority shareholders for R$ 3 million in the aggregate. In connection with the closing of the Interbrew/AmBev transactions on August 27, 2004 and prior to such closing, BRC and Braco agreed that BRC assign to Braco for no additional consideration the right to acquire this ECAP minority interest.

         There were no transactions in the AmBev Common Shares that were effected during the past sixty days by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any executive officer, director or member, as applicable, of the Reporting Persons other than those described in the preceding paragraph and Items 3 and 4 above.

         (d) Except as described in this Amendment No. 3, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the AmBev Common Shares owned by the Reporting Persons.

         The information contained in the Exhibits is hereby incorporated by reference herein and this Item 5 is qualified in its entirety by reference thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         This Item 6 is hereby amended and supplemented as follows:

         The information contained in Item 4 above and in the Exhibits to this
Schedule 13D is hereby incorporated by reference herein.

         On August 27, 2004, BRC transferred its 141,712,000 InBev ordinary shares to the Stichting in exchange for 141,712,000 Stichting Class B certificates. EPS currently holds 180,000,000 Class A Stichting certificates, representing 180,000,000 InBev ordinary shares. The 321,712,000 InBev ordinary shares held by the Stichting on behalf of BRC and EPS represent approximately 56% of all issued and outstanding InBev ordinary shares.

         As discussed more fully below, the Stichting is a foundation organized under Dutch law which is jointly and equally controlled by BRC and EPS. The Stichting votes all of the InBev ordinary shares held by it at general and extraordinary meetings of InBev and receives all dividends in respect of the InBev ordinary shares held by it for distribution to its certificate holders. The Class A Stichting certificates and Class B Stichting certificates are identical in all material respects.

         The following are brief summaries of certain agreements among the controlling shareholders of InBev and AmBev.

         I. The Interbrew Shareholders Agreement
            ------------------------------------

         In connection with the Contribution and Subscription Agreement, on March 2, 2004, BRC, EPS, Rayvax Societe d' Investissements SA ("Rayvax") and the Stichting entered into a shareholders agreement (the "Interbrew Shareholders Agreement"). The Interbrew Shareholders Agreement provides for BRC and EPS to hold their interests in InBev through the Stichting and addresses, among other things, certain matters relating to the governance and management of the Stichting and InBev as well as the transfers of interests in InBev. Pursuant to the terms of the Interbrew Shareholders Agreement, BRC and EPS jointly and equally exercise control over the Stichting and the Interbrew ordinary shares held by the Stichting. The Stichting is managed by an eight-member board of directors and each of BRC and EPS has the right to appoint four directors to the Stichting board. At least seven of the eight Stichting directors must be present in order t00o constitute a quorum, and any action to be taken by the Stichting board, subject to certain qualified majority conditions, requires the approval of a majority of the directors present, including at least two directors appointed by BRC and two appointed by EPS. Subject to certain exceptions, all decisions of the Stichting with respect to the InBev ordinary shares it holds on behalf of BRC and EPS, including how the Stichting's InBev ordinary shares will be voted at all general and extraordinary shareholder meetings of InBev, are made by the Stichting board. In addition, the Interbrew Shareholders Agreement provides that the board of directors of InBev shall have between 12 and 14 members, four of which are nominated by EPS, four of which are nominated by BRC and four to six of which are independent directors nominated by the Stichting's board.

         The Interbrew Shareholders Agreement requires the Stichting's board to meet prior to each shareholder meeting of InBev to determine how the Stichting's InBev ordinary shares will be voted. In addition, the Interbrew Shareholders Agreement requires InBev's by-laws to require shareholders' approval with a qualified majority of 75% with respect to a number of significant matters affecting InBev, including issuances of stock, mergers, large acquisitions and dispositions and changes in InBev's dividend policy. The Interbrew Shareholders Agreement also provides for InBev's by-laws to require that a majority of the shareholders (50% of votes cast plus one) approve various other matters, such as the appointment and dismissal of InBev's CEO, ratification of certain transactions with affiliates and any other matter that under Belgian law must be approved by the shareholders.

         The Interbrew Shareholders Agreement also contains procedures to address any deadlocks that may arise as a consequence of the exercise of joint and equal control by BRC and EPS. In the event of a deadlock involving any matter which requires the 75% supermajority shareholder approval referred to above, the Interbrew Shareholders Agreement provides for a "buy/sell" procedure by which the party that desires to vote in favor of the particular matter (the "approving party") may require that the other party (the "dissenting party") take one of two actions: the dissenting party must either buy the approving party's Stichting certificates or the dissenting party must sell its Stichting certificates to the approving party, in each case at prices set by the approving party. The "buy/sell" procedure will not be exercisable by either BRC or EPS for the first five years after August 27, 2004 and will also impose a 360-day "cooling off" period before the procedure may be exercised following any deadlock.

         The Interbrew Shareholders Agreement provides for restrictions on the ability of BRC and EPS to transfer their Stichting certificates and, consequently, their InBev ordinary shares held through the Stichting. EPS has agreed that it will at all times hold, directly or indirectly, no less than 180,000,000 Class A Stichting certificates (representing 180,000,000 InBev ordinary shares), and BRC has agreed that it will at all times hold, directly or indirectly, no less than 141,712,000 Class B Stichting certificates (representing 141,712,000 InBev ordinary shares). In addition, under the Interbrew Shareholders Agreement, EPS and BRC have agreed not to acquire any shares of capital stock of AmBev, subject to limited exceptions.

         The Interbrew Shareholders Agreement will remain in effect for an initial term of 20 years from the date of closing of the Contribution and Subscription Agreement. Thereafter, the Interbrew Shareholders Agreement will be automatically renewed for successive renewal terms of 10 years each unless, not later than two years prior to the expiration of the initial or any renewal term, either BRC or EPS notifies the other of its intention to terminate the agreement. Amendments to the Stichting's organizational documents (Conditions of Administration and By-Laws) and InBev's By-laws, which reflect and implement the agreements contained in the Interbrew Shareholders Agreement, took effect upon the closing of the Contribution and Subscription Agreement.

         II. The Lock-Up Agreement
             ---------------------

         In connection with the Contribution and Subscription Agreement, on March 2, 2004, EPS and BRC entered into a lock-up agreement providing for certain restrictions on the transfer by EPS and certain of its affiliates of 72,000,000 InBev ordinary shares that are not held by the Stichting. These transfer restrictions terminate on June 30, 2005. The lock-up agreement also contains an undertaking from EPS and certain affiliates for the benefit of BRC and InBev that, beginning July 1, 2005, they will effect any sales of InBev shares not required to be held by the Stichting pursuant to the Interbrew Shareholders Agreement in an orderly manner so as not to disrupt trading in the InBev ordinary shares.

         III. The AmBev Shareholders' Agreement
              ---------------------------------

         The Fundacao, Braco and ECAP are parties to a shareholders' agreement (the "AmBev Shareholders' Agreement"), originally entered into on July 1, 1999, with respect to the voting of shares of AmBev and the voting by AmBev of the shares of its subsidiaries. In the AmBev Shareholders' Agreement, the parties have agreed that each of Fundacao, Braco and ECAP will have proportional representation on the board of directors of AmBev and its subsidiaries, with Fundacao's representation limited to a maximum of four directors, appointable for so long as Fundacao holds a specified minimum number of AmBev Common Shares. On other matters submitted to a vote of the shareholders, the parties have agreed to endeavor first to reach a consensus with respect to voting their AmBev Common Shares. If they fail to reach a consensus, the parties have agreed to vote their AmBev Common Shares in accordance with the wishes of the party holding the greatest number of AmBev Common Shares, except that certain fundamental matters will require unanimity.

         Furthermore, the AmBev Shareholders' Agreement also initially contained, among others, terms and conditions with respect to (a) rights of first refusal for the acquisition of shares that a party intends to dispose of,
(b) the acquisition of shares of a party whose shares have been subject to seizure, attachment judicial surety or any other restrictive measure, (c) rights of first refusal to exercise subscription rights that a party intends to dispose of, (d) buy-sell rights beginning 30 months after the date of execution of the AmBev Shareholders' Agreement, pursuant to which a shareholder disagreeing on any matter with the other shareholders has the right to purchase all shares owned by such other shareholders or, alternatively, such other shareholders have the right to purchase all shares owned by the dissenting shareholder, and (e) the right of first refusal of Fundacao to purchase shares of the other parties, in the event of any proposed transfer by their controlling shareholders.

         The First Amendment to the AmBev Shareholders' Agreement, dated as of March 3, 2004, amended the original AmBev Shareholders' Agreement to, among other things, (i) eliminate the rights of first refusal mentioned in items (a) and (e) of the preceding paragraph, (ii) subject to certain limited exceptions, restrict the disposal of shares, directly or indirectly, by the shareholders through private trades, on the securities market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, (iii) terminate the provisions relating to the buy-sell rights of the shareholders, and (iv) extend the term of the agreement so as to expire on July 1, 2019, subject to the option of Braco and ECAP to accelerate the termination of the AmBev Shareholders' Agreement in the event that the current procedure for the election of the members of the Board of Trustees of the Fundacao is modified or ceases to be observed, other than as a result of a change in law or regulation applicable to the Fundacao.

         IV. The Shareholders' Voting Rights Agreement
             -----------------------------------------

         On August 31, 2004, Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd, and Santa Paciencia Ltd. (collectively, the "Parties"), with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global Investments Limited ("S-BR Global"),

BR Global Investments Limited ("BR Global"), Braco Management Inc. ("Braco-M"), Rougeval Limited ("Rougeval"), Tinsel Investments Inc. ("Tinsel") and BRC as acknowledging parties, entered into a shareholders' voting rights agreement (the "Shareholders' Voting Rights Agreement") with respect to Mr. Lemann's, Mr. Sicupira's and Mr. Telles' respective indirect interests in each of S-BR Global, BR Global, Braco-M, Rougeval, Tinsel, BRC, InBev and the Stichting (the "Controlled Companies"). Each of the Parties owns 25% of S-BR Global, which indirectly owns 90.78% of the voting shares and 81.63% of the total capital stock of BRC. Mr. Lemann owns two of the Parties and Mr. Telles and Mr. Sicupira each own one of the Parties. In the Shareholders' Voting Rights Agreement, each of the Parties and Mr. Lemann, Mr. Sicupira and Mr. Telles agreed to exercise their respective influence in the Controlled Companies in full compliance with the terms of the Shareholders' Voting Rights Agreement. The Parties agreed that the Board of S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC shall each consist of four members. Each block of voting shares representing 25% of the voting shares of S-BR shall entitle its owner(s), at all times, to designate
(i) one member of the Board of each of S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC and (ii) 25% of the members of the Board of each of the Stichting and InBev and the respective alternate members that BRC is entitled to nominate. The Parties further agreed that resolutions concerning the Controlled Companies relating to certain issues may only be approved by prior unanimous vote of the Parties. On other issues not requiring unanimity, Mr. Lemann, Mr. Sicupira and Mr. Telles, as the controlling shareholders of the Parties, shall, in turn, have a binding personal casting vote to resolve any deadlock with respect to such issues. The Shareholders' Voting Rights Agreement also contains, among others, terms and conditions (a) restricting the vehicles by which Mr. Lemann, Mr. Sicupira and Mr. Telles, and their respective direct descendants can hold shares of the Controlled Companies and (b) prohibiting the pledging of shares of any of the Controlled Companies by any of the Parties as security for the obligations of third parties which could result in the potential transfer of ownership or control of such shares.

The parties to the Shareholders' Voting Rights Agreement are also parties to a shareholders' property rights agreement (the "Shareholders' Property Rights Agreement") entered into on August 31, 2004. The Shareholders' Property Rights Agreement relates to and regulates the rights and obligations of the parties in connection with the disposition of shares of S-BR Global and other related matters.

         The Interbrew Shareholders Agreement, the Lock-Up Agreement, the AmBev Shareholders' Agreement and the Shareholders' Voting Rights Agreement have been filed as exhibits to this Schedule 13D and are hereby incorporated by reference herein, and this Item 6 is qualified in its entirety by reference thereto.

         In addition to the agreements described above, voting agreements between the Stichting and each of the Fund Voorzitter Verhelst and the Fund Interbrew Baillet Latour (the "Funds"), which combined own 1.36% of the outstanding InBev ordinary shares, provide for consultation between the Stichting and the Funds before any InBev shareholders' meeting regarding the manner in which the parties will exercise the voting rights attached to their InBev shares. If the parties fail to reach a consensus, the Funds will vote their InBev shares in the same manner as the Stichting.

         Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any person with respect to any securities of AmBev, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. No securities are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among the SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.4 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.6 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.7 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

Exhibit No.    Description
-----------    -----------

2.8            Form of Amended InBev By-laws (English translation).

2.9            Form of Amended Stichting By-laws (English translation).

2.10           Form of Amended Stichting Conditions of Administration.

2.11           Joint Filing Agreement pursuant to Rule 13d-1(k).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.13 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.14 Shareholders' Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa
               Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V.,
               Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles on September 1, 2004).

                                                ANNEX A-1

                              EXECUTIVE OFFICERS AND DIRECTORS OF INBEV

                                                                           PRESENT PRINCIPAL
                                                                               OCCUPATION
       NAME          CITIZENSHIP         BUSINESS ADDRESS                    OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------
Pierre Jean         United States   Vaartstraat 94, B-3000      Chairman of InBev
Everaert                            Leuven, Belgium

Allan Chapin        United States   599 Lexington Avenue, New   Partner of Compass Advisors, LLP
                                    York, NY 10022

Peter Harf          German          Ludwig-Bertram-Str. 8+10;   Chairman and Chief Executive Officer of
                                    D-67059, Ludwigshafen,      Joh. A. Benckiser GmbH
                                    Germany

Arnoud de Pret      Belgian         Rue du Loutrier 65, 1170    Financial Consultant of Multifin
Roose de Calesberg                  Brussels, Belgium

Philippe de         Belgian         Vaartstraat 94, B-3000      Director of InBev
Spoelberch                          Leuven, Belgium

Jean-Luc Dehaene    Belgian         Berkendallaan 52, 1800      Mayor of Vilvoorde, Belgium
                                    Vilvoorde, Belgium

Bernard Hanon       French          Rue de l'Universite 16,     Manager of Hanon Associates (Paris)
                                    75007 Paris, France

Kees Storm          Dutch           Vondellaan 24, 2111 CP      Chairman of the Supervisory Boards of
                                    Amsterdam, Netherlands      Wessanen NV and Laurus NV

Alexandre Van       Belgian         Vaartstraat 94, B-3000      Director of InBev
Damme                               Leuven, Belgium

Remmert Laan        Dutch           121, boulevard Haussmann,   Senior Advisor of Lazard Freres (Paris)
                                    75382 Paris, France

John Brock          United States   Vaartstraat 94, B-3000      Chief Executive Officer of InBev
                                    Leuven, Belgium

Stefan              Belgian         9 West Broad Street,        Zone President Central and Eastern
Descheemaeker                       Stamford CT 06902           Europe at InBev

Stewart Gilliland   United Kingdom  Labatt House, 207 Queen's   Zone President Western Europe at InBev
                                    Quay West, Suite 299,
                                    Toronto, ON M5J IA7,
                                    Canada

Francois Jaclot     French          Vaartstraat 94, B-3000      Chief Financial Officer of InBev
                                    Leuven, Belgium

Patrice Thys        Belgian         Suite 2504 - 06, 25th       Zone President Asia Pacific of InBev
                                    floor, Asia Pacific
                                    Finance Tower, 3 Garden
                                    Road Central, Hong Kong

Peter Vrijsen       Dutch           Vaartstraat 94, B-3000      Chief People Officer of InBev
                                    Leuven, Belgium

                                                                           PRESENT PRINCIPAL
                                                                               OCCUPATION
       NAME          CITIZENSHIP         BUSINESS ADDRESS                    OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------
Andre Weckx         Belgian         Vaartstraat 94, B-3000      Chief Technical Officer of InBev
                                    Leuven, Belgium

Brent Willis        United States   Vaartstraat 94, B-3000      Chief Commercial Officer of InBev
                                    Leuven, Belgium

Jorge Paulo Lemann  Brazilian       Av. Brigadeiro Faria        Partner of GP Investimentos Ltda;
                                    Lima, 3729 -7(degree)       Director of BRC S.a.R.L.; Director of
                                    andar, CEP                  InBev; Director of AmBev
                                    04538-095, Sao Paulo, SP,
                                    Brazil

Carlos Alberto da   Brazilian       Av. Brigadeiro Faria        Partner of GP Investimentos Ltda;
Veiga Sicupira                      Lima, 3729 -7(degree)       Director of BRC S.a.R.L.; Director of
                                    andar, CEP                  InBev; Director of AmBev
                                    04538-095, Sao Paulo, SP,
                                    Brazil

Marcel Herrmann     Brazilian       Rua Dr. Renato Paes de      Partner of GP Investimentos Ltda;
Telles                              Barros 1017, 04530-001, ,   Director of BRC S.a.R.L.; Director of
                                    Sao Paulo, SP, Brazil       InBev; Director of AmBev

Roberto Moses       Brazilian       Av. Brigadeiro Faria        Partner of GP Investimentos Ltda;
Thompson Motta                      Lima, 3900, 11(degree)      Director of BRC S.a.R.L; Director
                                    andar, cj. 1101,            of InBev
                                    CEP 04538-132, Sao Paulo,
                                    SP, Brazil


                                                ANNEX A-2

                                    DIRECTORS OF THE STICHTING BOARD

                                                                                 PRESENT PRINCIPAL
                                                                                     OCCUPATION
         NAME            CITIZENSHIP            BUSINESS ADDRESS                    OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------
Jorge Paulo Lemann      Brazilian      Av. Brigadeiro Faria Lima, 3729      Partner of GP Investimentos
                                       -7(degree) andar, CEP 04538-095,     Ltda; Director of BRC
                                       Sao Paulo, SP, Brazil                S.a.R.L.; Director of InBev;
                                                                            Director of AmBev

Carlos Alberto da       Brazilian      Av. Brigadeiro Faria Lima, 3729      Partner of GP Investimentos
Veiga Sicupira                         -7(degree) andar, CEP 04538-095,     Ltda; Director of BRC
                                       Sao Paulo, SP, Brazil                S.a.R.L.; Director of InBev;
                                                                            Director of AmBev

Marcel Herrmann Telles  Brazilian      Rua Dr. Renato Paes de Barros        Partner of GP Investimentos
                                       1017, 04530-001, , Sao Paulo, SP,    Ltda; Director of BRC
                                       Brazil                               S.a.R.L.; Director of InBev;
                                                                            Director of AmBev

Roberto Moses           Brazilian      Av. Brigadeiro Faria Lima, 3900,     Partner of GP Investimentos
Thompson Motta                         11(degree) andar, cj. 1101, CEP      Ltda; Director of BRC; S.a.R.L.:
                                       04538-132, Sao Paulo, SP, Brazil     Director of InBev

Arnoud de Pret Roose    Belgian        Rue du Loutrier 65, 1170 Brussels,   Financial Consultant of
de Calesberg                           Belgium                              Multifin

Philippe de Spoelberch  Belgian        Vaartstraat 94, B-3000 Leuven,       Director of InBev
                                       Belgium

Alexandre Van Damme     Belgian        Vaartstraat 94, B-3000 Leuven,       Director of InBev
                                       Belgium

Allan Chapin            United States  599 Lexington Avenue, New York, NY   Partner of Compass
                                       10022                                Advisors, LLP

                                       ANNEX A-3

                                    DIRECTORS OF EPS

                                                                                 PRESENT PRINCIPAL
                                                                                     OCCUPATION
         NAME            CITIZENSHIP            BUSINESS ADDRESS                    OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------
Frederic de Mevius      Belgian        Place Flagey 18, 1050 Brussels,      Managing Director of
                                       Belgium                              Verlinvest

Charles Adriaenssen     Belgian        Voordestraat 50, B-1851 Humbeck,     Consultant and Company
                                       Belgium                              Director

Arnoud de Pret Roose    Belgian        Rue du Loutrier 65, B-1170           Financial Consultant of
de Calesberg                           Brussels, Belgium                    Multifin

Philippe de Spoelberch  Belgian        Vaartstraat 94, B-3000 Leuven,       Director of InBev
                                       Belgium

Gregoire de Spoelberch  Belgian        Lunch Gardens, Genevestraat 10       Company Director
                                       b1, B-1140 Brussels, Belgium

Alexandre Van Damme     Belgian        Vaartstraat 94, B-3000 Leuven,       Director of InBev
                                       Belgium

Comtesse Edwine van     Belgian        Strada di Castagnola 7, 05036        Director of EPS
der Straten Ponthoz                    Narni Scalo, Italy

Pascal Minne            Belgian        Place Sainte-Gudule 19, B-1000       Managing Director of
                                       Brussels, Belgium                    Petercam

Corrado Pirzio-Biroli   Italian        Rue de la Loi 200, B-1049            Head of Cabinet, European
                                       Brussels, Belgium                    Commission

Allan Chapin            United States  599 Lexington Avenue, New York, NY   Partner of Compass
                                       10022                                Advisors, LLP

                                       ANNEX A-4

                    EXECUTIVE OFFICERS AND DIRECTORS OF ECAP

                                                                                 PRESENT PRINCIPAL
                                                                                     OCCUPATION
         NAME            CITIZENSHIP            BUSINESS ADDRESS                    OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------
Catherine Noirfalisse   Belgian        Piazza Francesco Buffoni, 3          Human Resources & Legal
                                       21013 Gallarate - Varese             Director of Interbrew
                                       Italia                               Italia

Pierre Winand           Belgian        Vaartstraat 94, B-3000 Leuven,       Vice President - Planning &
                                       Belgium                              Control of InBev

Marc Gallet             Belgian        Vaartstraat 94, B-3000 Leuven,       Vice President - Treasury
                                       Belgium                              and Risk Management of
                                                                            InBev

Yves Lefebure           Belgian        Vaartstraat 94, B-3000 Leuven,       Deputy Corporate General
                                       Belgium                              Counsel of InBev

Carlos Jose Rolim de    Brazilian      Rua Da Consolacao 247, 03101-903     Partner with Machado,
Mello                                  Sao Paulo, Brazil                    Meyer, Sendacz e Opice
                                                                            Advogados

Jose Roberto Opice      Brazilian      Rua Da Consolacao 247, 03101-903     Partner with Machado,
                                       Sao Paulo, Brazil                    Meyer, Sendacz e Opice
                                                                            Advogados

                                       ANNEX A-5

                    EXECUTIVE OFFICERS AND DIRECTORS OF BRACO

                                                                           PRESENT PRINCIPAL
                                                                               OCCUPATION
       NAME          CITIZENSHIP         BUSINESS ADDRESS                    OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------

Catherine Noirfalisse   Belgian        Piazza Francesco Buffoni, 3          Human Resources & Legal
                                       21013 Gallarate - Varese             Director of Interbrew
                                       Italia                               Italia

Pierre Winand           Belgian        Vaartstraat 94, B-3000 Leuven,       Vice President - Planning &
                                       Belgium                              Control of InBev

Marc Gallet             Belgian        Vaartstraat 94, B-3000 Leuven,       Vice President - Treasury
                                       Belgium                              and Risk Management of
                                                                            InBev

Yves Lefebure           Belgian        Vaartstraat 94, B-3000 Leuven,       Deputy Corporate General
                                       Belgium                              Counsel of InBev

Carlos Jose Rolim de    Brazilian      Rua Da Consolacao 247, 03101-903     Partner with Machado,
Mello                                  Sao Paulo, Brazil                    Meyer, Sendacz e Opice
                                                                            Advogados

Jose Roberto Opice      Brazilian      Rua Da Consolacao 247, 03101-903     Partner with Machado,
                                       Sao Paulo, Brazil                    Meyer, Sendacz e Opice
                                                                            Advogados

                                       ANNEX A-6

                             DIRECTORS OF TINSEL LUX

                                                                                 PRESENT PRINCIPAL
                                                                                     OCCUPATION
         NAME            CITIZENSHIP            BUSINESS ADDRESS                    OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------

Jean Louis Van de       Belgian        Vaartstraat 94, B-3000 Leuven,       Vice President - Tax of
Perre                                  Belgium                              InBev

Benoit Loore            Belgian        Vaartstraat 94, B-3000 Leuven,       Legal Director of InBev
                                       Belgium

Eddy Wauters            Belgian        5, Parc d Activite Syrdall, 5365     Corporate Treasurer and
                                       Munsbach, Luxembourg                 Director of Brandbrew SA

                                       ANNEX A-7

                    EXECUTIVE OFFICERS AND DIRECTORS OF IIBV

                                                                                 PRESENT PRINCIPAL
                                                                                     OCCUPATION
         NAME            CITIZENSHIP            BUSINESS ADDRESS                    OR EMPLOYMENT
-------------------------------------------------------------------------------------------------------

Myriam Beatove y        Spanish        Vaartstraat 94, 3000 Leuven,         Director, Parent Companies
Calvera                                Belgium                              for InBev

Philip Goris            Belgian        Vaartstraat 94, 3000 Leuven,         Corporate Tax Director for
                                       Belgium                              InBev

Jan Van Erve            Dutch          Ceresstraat 19, 4811 CA Breda, the   Director and Financial
                                       Netherlands                          Manager for IIBV

Henk Ribbers            Dutch          Ceresstraat 19, 4811 CA Breda, the   Legal Advisor to IIBV
                                       Netherlands

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                         INBEV SA


                                         by     /s/ John Brock
                                                --------------------------------
                                         Name:  John Brock
                                         Title: Chief Executive Officer


                                         by     /s/ Francois Jaclot
                                                --------------------------------
                                         Name:  Francois Jaclot
                                         Title: Chief Financial Officer

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                         STICHTING INTERBREW


                                         by     /s/ Roberto Moses Thompson Motta
                                                --------------------------------
                                         Name:  Roberto Moses Thompson Motta
                                         Title: Member of the Board


                                         by     /s/ Phillippe de Spoelberch
                                                --------------------------------
                                         Name:  Phillippe de Spoelberch
                                         Title: Member of the Board

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                         EUGENIE PATRI SEBASTIEN S.A.


                                         by     /s/ Phillippe de Spoelberch
                                                --------------------------------
                                         Name:  Phillippe de Spoelberch
                                         Title: Director


                                         by     /s/ Arnoud de Pret
                                                --------------------------------
                                         Name:  Arnoud de Pret
                                         Title: Director


                                         by     /s/ Alexandre Van Damme
                                                --------------------------------
                                         Name:  Alexandre Van Damme
                                         Title: Director

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                         EMPRESA DE ADMINISTRACAO E
                                         PARTICIPACOES S.A. - ECAP


                                         by     /s/ Jose Roberto Opice
                                                --------------------------------
                                         Name:  Jose Roberto Opice
                                         Title: Officer


                                         by     /s/ Carlos Jose Rolim de Mello
                                                --------------------------------
                                         Name:  Carlos Jose Rolim de Mello
                                         Title: Officer

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                         BRACO INVESTIMENTOS S.A.


                                         by     /s/ Jose Roberto Opice
                                                --------------------------------
                                         Name:  Jose Roberto Opice
                                         Title: Officer


                                         by     /s/ Carlos Jose Rolim de Mello
                                                --------------------------------
                                         Name:  Carlos Jose Rolim de Mello
                                         Title: Officer

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                         TINSEL INVESTMENTS S.A.


                                         by     /s/ Benoit Loore
                                                --------------------------------
                                         Name:  Benoit Loore
                                         Title: Director


                                         by     /s/ Jean Louis Van de Perre
                                                --------------------------------
                                         Name:  Jean Louis Van de Perre
                                         Title: Director

                                    Signature
                                    ---------

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2004

                                         INTERBREW INTERNATIONAL B.V.


                                         by     /s/ Myriam Beatove y Calvera
                                                --------------------------------
                                         Name:  Myriam Beatove y Calvera
                                         Title: Director


                                         by     /s/ Philip Goris
                                                --------------------------------
                                         Name:  Philip Goris
                                         Title: Director

                                  EXHIBIT INDEX


Exhibit No.    Description
-----------    -----------

2.1 Contribution and Subscription Agreement dated March 3, 2004 among S-Braco, Braco, the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.2 Incorporacao Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.3 Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.4 Lock-up Agreement dated March 2, 2004 among InBev, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.5 Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, Rayvax and the Stichting (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.6 Shareholders' Agreement of AmBev executed on July 1, 1999 between the Fundacao, Braco and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev filed on October 27, 2000 by the Fundacao, Braco S.A. and ECAP).

2.7 First Amendment to the AmBev Shareholders' Agreement (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.8            Form of Amended InBev By-laws (English translation).

Exhibit No.    Description
-----------    -----------

2.9            Form of Amended Stichting By-laws (English translation).

2.10           Form of Amended Stichting Conditions of Administration.

2.11           Joint Filing Agreement pursuant to Rule 13d-1(k).

2.12           Letter dated March 2, 2004 to Mr. Lemann, Mr. Sicupira and Mr.
               Telles (incorporated by reference to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 15, 2004).

2.13 Consent and Indemnity Agreement dated as of May 24, 2004 among AmBev, Interbrew, Mergeco and Labatt (incorporated by reference to the Amendment No. 1 to the Schedule 13D relating to AmBev filed by the Original Reporting Persons on March 27, 2004).

2.14 Shareholders' Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd, Santa Roseli Ltd., Santa Heloisa Ltd and Santa Paciencia Ltd., with Santa Ana C.V., Santa
               Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V.,
               Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (Incorporated by reference to Exhibit C to the Schedule 13D relating to AmBev filed by BRC, Mr. Lemann,
               Mr. Sicupira and Mr. Telles on September 1, 2004).